SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                ANDRX CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.001 PAR VALUE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    034551101
-------------------------------------------------------------------------------
                                 (CUSIP Number)




Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

                                Page 1 of 5 Pages
                              There are no exhibits

                               CUSIP NO. 034551101

(1)     Names of Reporting Persons                   LOUIS ROSENWEIN

        S.S. or I.R.S. Identification Nos. of Above Persons

(2)     Check the Appropriate Box if a Member of a Group
        (See Instructions (a)  [ ]  (b)  [ ]

(3)     SEC Use Only

(4)     Citizenship or Place of Organization              U.S.A.

        Number of            (5)    Sole Voting Power             650,940
        Shares Bene-
        ficially             (6)    Shared Voting Power            20,000
        Owned by
        Each Report-         (7)    Sole Dispositive Power        650,940
        ing Person
        With                 (8)    Shared Dispositive Power       20,000

(9)     Aggregate Amount Beneficially Owned by Each Reporting
        Person           670,940 1

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)[ ]

(11)    Percent of Class Represented by Amount in Row (9)          5% 2

(12)    Type of Reporting Person (See Instructions)                        IN


--------
        1 Includes 20,000 shares of Common Stock held in trust for the benefit of Mr. Rosenwein's children and 3,875 shares of Common Stock issuable upon the exercise of stock options.

        2 Calculated on the basis of 13,414,709 shares of Common Stock outstanding on December 31, 1996.


                                Page 2 of 5 Pages
                              There are no exhibits

Item 1(a).     Name of Issuer:

               ANDRX CORPORATION

Item 1(b).     Address of Issuer's Principal Executive Office:

               4001 SW 47th Avenue, Suite 201
               Fort Lauderdale, Florida 33314

Item 2(a).     Name of Person Filing:

               Louis Rosenwein

Item 2(b).     Address of Principal Business Office:

               Two World Trade Center, 73rd Floor
               New York, NY 10048

Item 2(c).     Citizenship:

               U.S.A.

Item 2(d).     Title of Class of Securities:

               Common Stock, $.001 Par Value

Item 2(e).     CUSIP Number:

               034551101

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), identify the status of the person filing.

               Not applicable

Item 4.        Ownership:

        (a)    Amount beneficially Owned:             670,940 1 SHARES

--------
        1 Includes 20,000 shares of Common Stock held in trust for the benefit of Mr. Rosenwein's children and 3,875 shares of Common Stock issuable upon the exercise of stock options.


                                Page 3 of 5 Pages
                              There are no exhibits

        (b)    Percent of Class:       5% 2

        (c)    Number of shares as to which such person has:

               (I)    sole power to vote or to direct the vote                   650,940

               (ii)   shared power to vote or to direct the vote                  20,000

               (iii)  sole power to dispose or to direct the disposition of      650,940

               (iv)   shared power to dispose or to direct the disposition of     20,000

Item 5.        Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not applicable

Item 8.        Identification and Classification of Members of the Group.

               Not applicable

Item 9.        Notice of Dissolution of Group.

               Not applicable

Item 10.       Certification.

               Not applicable

--------
        2 Calculated on the basis of 13,414,709 shares of Common Stock outstanding on December 31, 1996.


                                Page 4 of 5 Pages
                              There are no exhibits

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            /s/ LOUIS ROSENWEIN
February 13, 1997                           --------------------------------
                                            LOUIS ROSENWEIN


                                Page 5 of 5 Pages
                              There are no exhibits